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American Stock Exchange
96 Trinity Place
New York, NY 10006-1872

Bryan Fischer
Managing Director
Listing Qualifications
(212) 306-2434
January 24, 2007
Mr. Alwin Tan
Chief Executive Officer
China Healthcare Acquisition Corp.
1233 Encino Drive
Pasadena, CA 91108
Dear Mr. Tan:
Please be advised that the American Stock Exchange (the “Exchange”) has approved the application of China Healthcare Acquisition Corp. (the “Company”) for the listing of a total of 10,275,000 Units, 35,950,000 shares of Common Stock, $0.0001 par value and 23,550,000 Warrants, as more fully set forth in the Company’s listing application dated January 24, 2007. This approval is contingent upon the Company being in compliance with all applicable listing standards on the date it begins trading on the Exchange, and may be rescinded if the Company is not in compliance with such standards.
Listing on the Exchange entails significant ongoing corporate obligations including but not limited to disclosure, filing and notification requirements, as well as compliance with applicable quantitative and qualitative listing standards. The Exchange’s continued listing standards are set forth in the Amex Company Guide, which can be accessed at www.amex.com. If you have questions related to these matters contact your Listing Qualifications Analyst as indicated below.
The Exchange wishes to welcome the Company and its officers and directors. Please feel free to contact Pat Swiader, Issuer Services Director, at 212-306-1282 or Matthew McSweeney, Analyst, Listing Qualifications at 212-306-2442 with respect to any questions you may have regarding the Exchange.
Sincerely,
/s/ Bryan Fischer